*KH 318



13030427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 North Michigan Avenue, Suite 3200
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sharon Chan 312-494-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 West Monroe, Suite 910 (Address) Chicago (City) IL (State) 60661 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Timmerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Capital Advisors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
JUANITA R HENDERSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/15/14

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITY CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2012

PUBLIC

CITY CAPITAL ADVISORS, LLC

STATEMENT OF
FINANCIAL CONDTION

DECEMBER 31, 2012

CITY CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

CURRENT ASSETS	
Cash	$ 517,411
Accounts Receivable	47,411
Total Current Assets	564,822
FIXED ASSETS	
Leasehold Improvements	25,787
Office Equipment	55,621
Office Furniture	63,103
Total Fixed Assets	144,511
Less: Accumulated Depreciation	(125,859)
Net Fixed Assets	18,652
OTHER ASSETS	
Deposits	12,014
Startup Costs (Net of Amortization)	4,119
Total Other Assets	16,133
TOTAL ASSETS	$ 599,607

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 62,904
Security Deposit	11,494
Payroll Taxes Payable	332
Accrued Bonuses Payable	70,000
Total Current Liabilities	144,730
EQUITY	
Members' Equity	454,877
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 599,607

The accompanying notes are an integral part of these statements.

CITY CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. NATURE OF BUSINESS

City Capital Advisors, LLC (the "Company"), a Delaware limited liability company, is a results-oriented investment and merchant banking advisory firm dedicated to delivering privately-held companies and their owners optimal performance in capitalizing on the value of their companies. The Company was formed May 5, 2005, and will continue operations perpetually unless terminated in accordance with the operating agreement. The Company is a registered FINRA broker-dealer and SIPC member firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT
Property and Equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $15,408 for the year ended December 31, 2012.

INCOME TAXES
The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income tax, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2010.

ACCOUNTS RECEIVABLE
The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2012, the Company considers all accounts receivable to be collectible.

3. COMMITMENTS

The Company leases two separate office spaces in Chicago, Illinois under one non-cancelable operating lease expiring April 30, 2017. The Company is also responsible for operating expenses and real estate taxes under the lease. The Company also entered into a sublease with an unrelated party to lease out approximately 29% of the space to them. The sublease expires April 30, 2015.

The future minimum rental payments (including estimated operating expense and real estate taxes) required under the lease are as follows:

Year Ending December 31	Amount
2013	$ 302,344
2014	311,240
2015	321,340
2016	330,240
2017	110,980
Total	$ 1,376,144

The future minimum rentals to be received (including estimated operating expense and real estate taxes) required under the sublease are as follows:

Year Ending December 31	Amount
2013	$ 87,852
2014	90,438
2015	30,833
Total	$ 209,123

Rent Expense amounted to $102,325 for 2012. Rental Income under the sublease amounted to $77,081 for 2012.

4. CAPITAL LEASE

During 2009 the Company entered into a capital lease for various computer equipment expiring July 2012. Capitalized amounts were evaluated based on the criteria established under FASB ASC 840, Leases.

Related assets are as follows:

Computer Equipment	$ 11,694
Less: Accumulated Depreciation	(11,694)
	$ 0

CITY CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2012, the Company had adjusted Net Capital and Net Capital requirements of $372,681 and $9,649, respectively.

6. MAJOR CUSTOMERS

At December 31, 2012 three clients accounted for 83% of total accounts receivable. During 2012, four clients accounted for 29%, 21%, 17% and 15% of total revenue, respectively. No other client accounted for more than 10% of 2012 revenue.

7. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a Chicago financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012, $176,208 was uninsured.

8. SUBSEQUENT EVENTS

The Company did not have any subsequent events through February 12, 2013, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2012.